Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-227173 and 333-227617

Phio Pharmaceuticals Corp.

PROSPECTUS SUPPLEMENT No. 1

To Prospectus Dated October 1, 2018

This Prospectus Supplement No. 1 supplements and amends the prospectus dated October 1, 2018, covering the registration of 3,725,714 units (each unit consisting of one share of common stock and one warrant to purchase one share of our common stock), 17,702,858 pre-funded units (each pre-funded unit consisting of one pre-funded warrant to purchase one share of common stock and one warrant to purchase one share of common stock), 17,702,858 shares of common stock underlying the pre-funded warrants and 21,428,572 shares of common stock underlying the warrants (the “Warrants”).

On November 17, 2019, we unilaterally reduced the per share exercise price of all of the outstanding Warrants issued under this prospectus to $0.19 per share, which was equal to the closing price of our common stock on the Nasdaq Capital Market on November 15, 2019. The reduction will be effective as of November 19, 2019, concurrent with the closing of an equity offering of our common stock. Other than the reduction in the per share exercise price, all other terms and provisions of the Warrants remains unchanged. Upon the exercise of the Warrants, we would potentially receive proceeds of up to $4.07 million. There can be no assurance that the Warrants will be exercised.

You should read this prospectus supplement, together with additional information described under the headings “Incorporation of Certain Information by Reference” and “Where You Can Find More Information” in the prospectus dated October 1, 2018 carefully before you invest in our securities.

Investing in our securities involves a high degree of risk. Before making any investment in these securities, you should consider carefully the risks and uncertainties described in the section entitled “Risk Factors” beginning on page 4 of the prospectus dated October 1, 2018.

The date of this prospectus supplement is November 18, 2019